Notice of Exempt Solicitation

NAME OF REGISTRANT: Mastercard Incorporated

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 22, 2025

Dear Fellow Mastercard Shareholder,

At Mastercard Inc.’s (“Mastercard’s” or the “Company’s”) annual shareholder meeting on June 24, 2025, shareholders can urge Mastercard to take meaningful action on racial inequity. Proposal #7 on Mastercard’s proxy card, “Consideration of a Stockholder Proposal Requesting a Racial Equity Audit Report” (the “Proposal”), asks Mastercard to move beyond philanthropy to analyze the full range of adverse racial impacts caused by the Company’s business and operations and make recommendations about mitigating those impacts. Doing so would allow Mastercard to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns.

We urge shareholders to vote FOR Proposal #7.

The Proposal states:

RESOLVED: Shareholders of Mastercard Inc. (“Mastercard”) urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost) that assesses and produces recommendations for improving the racial impacts of the company’s policies, practices, products, and services, above and beyond legal and regulatory matters. A report on the audit, prepared at a reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

In 2020, following the murder of George Floyd, Mastercard issued a statement (the “2020 Statement”), “In solidarity: Standing against racism and advancing equal opportunity for all.”1 The 2020 Statement issued a call to action, stating: “We can’t squander this momentum and opportunity to effect change. On the heels of our first Mastercard Day of Solidarity on Juneteenth, we’re primed and ready to act.” Among the actions promised in the 2020 Statement was “[c]onducting a review of payments and adjacent ecosystems for biases, inequities and weaknesses in how we serve the varied needs within Black communities.” An article published on Mastercard’s website a few months later noted that black people pay $40,000 in incremental costs in connection with using financial products, which contributes to the racial wealth gap.2 There is no evidence in Mastercard’s 2023 ESG Report (the most recent available) or any other source available on Mastercard’s website that the Company has fulfilled its pledge to identify biases, inequities and weaknesses in its payment systems.

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1 https://www.mastercard.com/news/perspectives/2020/in-solidarity-standing-against-racism-and-advancing-equal-opportunity-for-all/

2 https://newsroom.mastercard.com/news/perspectives/2020/the-economic-costs-of-structural-racism-are-too-high-to-ignore/

Real corporate leadership on racial justice issues is crucial: The leaders of JUST Capital, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, in their “CEO Blueprint for Racial Equity,” opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”3

Working to eliminate systemic racism is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.4 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, “is a yoke that drags on the American economy.”5 Diversified investors, whose returns depend primarily on the performance of the overall market, thus have a strong interest in eliminating racial inequity.

A racial equity audit, which would encompass the payment systems review Mastercard promised to conduct in 2020, would allow Mastercard to identify and analyze the racial impacts of its business activities in a systematic way. In its Statement in Opposition to the Proposal, Mastercard argues that the racial equity audit requested in the Proposal would be “duplicative,” but it does not point to any disclosures addressing the racial impacts of the Company’s business and/or other activities.

Mastercard’s Statement in Opposition touts the Mastercard Center for Inclusive Growth and the Mastercard Impact Fund it administers as a key element of the Company’s “meaningful action in addressing the overarching issues raised in the proposal.” As an initial matter, we believe that philanthropic initiatives are not an adequate substitute for analyzing and mitigating racial impacts of companies’ operations, given that philanthropy has a finite duration and generally involves amounts far smaller than companies’ business activities.

What’s more, the Center for Inclusive Growth does not focus on racial equity; instead, it has the very general aim to “ensure sustainable, equitable benefits of a growing economy extend to everyone, everywhere.”6 Its focus areas are “financial security,” which includes climate resilience, initiatives in countries such as Indonesia and Bangladesh, and promoting “wage digitization”7; “impact data science,” “building capacity to fully harness the potential of data science and AI to address local and global challenges”8; and “small business.”9 The partnership with Howard University to address data equity issues and the initiative to support black communities and black-owned businesses cited in Mastercard’s 2023 ESG Report,10 while commendable, account for only a portion of the Center for Inclusive Growth’s work.

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3 https://www.fsg.org/blog/ceo-blueprint-racial-equity

4 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

5 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

6 https://www.mastercardcenter.org/about-the-center/the-center

7 https://www.mastercardcenter.org/focus-areas/financial-security

8 https://www.mastercardcenter.org/focus-areas/impact-data-science

9 https://www.mastercardcenter.org/focus-areas/small-business

10 https://s25.q4cdn.com/479285134/files/doc_downloads/governance_docs/2024/04/mastercard-2023-esg-report.pdf, at 63-64

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Mastercard’s proxy statement.

In the 2020 Statement, Mastercard also committed to “[g]rowing our Black leadership at the VP-level and above by 50% by 2025.”11 Mastercard’s 2023 ESG Report suggests that the Company is not on track to achieve this goal, stating that since 2020 the percentage of black representation in leadership had grown by only 13%.12 The 2020 baseline for black leadership was itself quite low: Although Mastercard’s 2020 EEO-1 data does not break out representation specifically at the VP level, it indicates that only 6.1% of employees in the “Exec/Sr. Officials & Mgrs” category and 4.4% of those in the “First/Mid Officials & Mgrs” category were black.13

A recent lawsuit settlement adds to concerns about Mastercard’s employment practices. In January 2025, Mastercard, while denying wrongdoing, agreed to pay $26 million to settle claims that it “systematically” hired female, black and Hispanic workers into lower-level roles than male and/or white new hires, which resulted in them being paid less for performing “substantially equal or similar work.”14 The complaint claimed that “[i]nequity in compensation based on gender and/or race compounds over time because periodic compensation decisions, such as salary increases and promotions, are based on current job code.”15 In addition to the financial payout, Mastercard “agreed to hire consultants to audit its pay practices and an industrial psychologist who will review the company's ‘career ecosystem,’”16 assessments that a racial equity audit could draw on. The settlement received preliminary judicial approval on January 30, 2025, and a hearing on final approval was scheduled for May 14, 2025.17

Beyond employment and business model considerations, a racial equity audit could also help Mastercard to identify adverse racial impacts of other activities in which it engages, such as political spending and lobbying. Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or work to dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”18

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11 https://www.mastercard.com/news/perspectives/2020/in-solidarity-standing-against-racism-and-advancing-equal-opportunity-for-all/

12 https://s25.q4cdn.com/479285134/files/doc_downloads/governance_docs/2024/04/mastercard-2023-esg-report.pdf, at 7

13 See https://www.mastercard.us/content/dam/public/mastercardcom/na/global-site/documents/2020-eeo-1-consolidated-report.pdf

14 https://fingfx.thomsonreuters.com/gfx/legaldocs/mopawrwbmpa/hayman_v_mastercard_complaint.pdf, para. 37

15 https://fingfx.thomsonreuters.com/gfx/legaldocs/mopawrwbmpa/hayman_v_mastercard_complaint.pdf, para. 39

16 https://www.reuters.com/legal/litigation/mastercard-agrees-26-mln-settlement-pay-bias-lawsuit-2025-01-14/

17 https://clearinghouse.net/case/46067/

18 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Mastercard’s proxy statement.

Publicly-available information about Mastercard’s political activity suggests that a racial equity audit would be useful. According to the Leadership Conference on Civil and Human Rights, “[v]oting, and the ability to participate in democracy, is a racial justice issue.”19 Mastercard is a member of the U.S. Chamber of Commerce (the “Chamber”),20 which lobbied against federal legislation designed to counter voting rights restrictions adopted in states like Georgia after the 2020 election.21 The Chamber also sued to invalidate an update to the Consumer Financial Protection Bureau’s examinations manual to define illegal discrimination as an unfair, deceptive or abusive act.22 A racial equity audit would give Mastercard the opportunity to examine its direct and indirect political activity for adverse racial impacts.

For the reasons discussed above, we urge you to vote FOR Proposal 7 on Mastercard’s proxy card. If you have any questions, please contact Edgar Hernandez via email at edgar.hernandez@seiu.org.

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19 https://civilrights.org/value/voting-rights/

20 https://s25.q4cdn.com/479285134/files/doc_downloads/governance_docs/2025/02/July-Dec-2024-Mastercard-Corporate-Political-Contributions-Report.pdf, at 4

21 https://edition.cnn.com/2021/04/21/business/voting-rights-chamber-of-commerce

22 See https://www.uschamber.com/assets/documents/Chamber20MSJ20and20Memorandum20-20Chamber20of20Commerce20v.20CFPB2028E.D.20Tex.29.pdf; https://www.uschamber.com/cases/capital-markets-and-corporate-law/chamber-of-commerce-v-cfpb

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Mastercard’s proxy statement.